Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 14 DATED JANUARY 17, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006 and supplement no. 13 dated January 4, 2007 (filed with the SEC on January 9, 2007). As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose the acquisition of an $8,000,000 mezzanine loan.

Acquisition of the Sandmar Mezzanine Loan

On January 9, 2007, we purchased, through an indirect wholly owned subsidiary, an $8,000,000 mezzanine loan (the “Sandmar Mezzanine Loan”). We purchased this loan from AIG Mortgage Capital, LLC, which is not affiliated with us or our advisor. The purchase price of the Sandmar Mezzanine Loan was approximately $8,000,000 plus closing costs. We funded the acquisition with proceeds from this offering.

There are six borrowers under the Sandmar Mezzanine Loan: Westmarket Associates 2006 MB LLC, Little River Associates 2006 MB LLC, Clinton Associates 2006 MB LLC, Newmarket Associates 2006 MB LLC, Apopka Associates 2006 MB LLC and Westgate Associates 2006 MB LLC. Neither we nor our advisor are affiliated with any of the borrowers. The Sandmar Mezzanine Loan will bear interest at a fixed rate of 12% and will have an initial maturity date of January 1, 2017. Prior to the maturity date, the borrowers under the Sandmar Mezzanine Loan are required to make monthly interest-only payments to us, with the outstanding principal balance being due on the maturity date.

The borrowers are using the Sandmar Mezzanine Loan to partially fund the acquisition of six grocery-anchored, small neighborhood and single tenant retail centers, which together comprise 818,888 square feet (the “Sandmar Portfolio”), and are using approximately $2.8 million for future capital expenditures and leasing costs. The properties are located in three states, North Carolina (three properties), Florida (two properties), and Tennessee (one property), and have an average occupancy of 91%. Each borrower indirectly owns one of the six properties through a wholly owned subsidiary that holds title to the property.

There is $49,600,000 of senior financing on the Sandmar Portfolio. The senior financing is secured by a mortgage on each of the six properties. Each mortgage is cross defaulted and cross collateralized with the other mortgages so that a default under one mortgage or the senior loan documents shall constitute a default under all of the mortgages.

The Sandmar Mezzanine Loan is secured by, among other things, a pledge by each borrower of its interests in the respective wholly owned subsidiary that each holds title to one of the six properties in the Sandmar Portfolio. The pledge agreements entered by the six borrowers provide that in the event of default under the Sandmar Mezzanine Loan, we may exercise our rights and remedies against each of the mezzanine borrowers. With respect to certain “bad boy” acts, amounts outstanding under the Sandmar Mezzanine Loan are guaranteed by two individuals who have indirect interests in the Sandmar Portfolio.

Pursuant to an intercreditor agreement, our right to payment under the Sandmar Mezzanine Loan is subordinate to the right to payment of the lender under the $49,600,000 mortgage loan made to the limited liability companies that directly hold title to the properties. The intercreditor agreement provides that in the event of a default under the Sandmar Mezzanine Loan, we would be entitled to foreclose on the borrowers’ membership interests in the limited liability companies that hold title to the properties subject to the satisfaction of customary transfer provisions set forth in the intercreditor agreement.

Unlike a foreclosure under a deed of trust or mortgage, the foreclosure of a membership interest entitles the foreclosing party (in this case, our indirectly wholly owned subsidiary) to take title to an equity interest rather than actually taking title to the real property. Foreclosure on the membership interests in this transaction would allow us to take indirect control of the Sandmar Portfolio, subject to the senior debt related to the properties.

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